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09045617

082-03430

SUPPL

TIOMIN RESOURCES INC.

RECEIVED MAR 25 A

News Release (TSX: TIO)

TIOMIN SUMMARIZES KIVU'S EXPLORATION ACTIVITIES

TORONTO – February 27, 2009: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') is pleased to provide a summary of information received from Kivu Gold Corp. ('Kivu') regarding its gold exploration properties in sub-Saharan Africa. Tiomin owns approximately 33.5% of the outstanding common shares of Kivu.

Kivu's focus is on gold and the market likes a pure gold play. Kivu has worked quietly, acquiring properties with good geology in less-travelled parts of Africa. Despite its obvious problems, Africa remains a tremendous opportunity for Canadian mining companies. Kivu's exploration projects are located in South Sudan, Uganda and Rwanda. The projects are summarized as follows:

<u>South Sudan: Upper Luri Project</u>
Kivu can earn a 60% interest in the Upper Luri Project by spending US$700,000, and increase its interest to 80% by completing a feasibility study. The initial exploration activities identified gold stream anomalies over a 20 to 30 kilometre strike zone. Analysis of satellite imagery indicates areas of interest which are coincident with gold soil anomalies. In addition, there is potential for platinum in several locations based on stream sediment sampling.

<u>Uganda: Murchison Project</u>
The Murchison Project includes a 1,127 square kilometre area, approximately 300 kilometres north of Entebbe that is covered by three exploration licenses controlled by Kivu.

<u>Rwanda: Mwendo Property</u>
Kivu's license for the Mwenda property includes approximately 308 square miles. Exploration activities to date include 420 assayed soil samples which yielded extensive gold anomalies with potential for a 12 kilometre strike zone.

<u>Rwanda: Ntendezi, Murya, Birambo, Rangiro and Kinihira licences held under a JV</u>
In January 2008 Kivu and Coopexmi Sarl ('Coopexmi'), a Rwandan company, entered into a strategic joint venture agreement to acquire and explore mineral properties in Rwanda. Currently, the agreement includes licences for five properties known as Ntendezi, Murya, Birambo, Rangiro and Kinihira. Pursuant to the agreement Kivu will have an option to acquire up to 75% undivided interest in each of the properties based on exploration spending levels and completion of a feasibility study. Exploration work to date has identified visible gold recovered by panning overburden located over a quartz stockwork.

As previously disclosed, various insiders of Tiomin are also insiders of Kivu. The TSX reviewed all investments in Kivu by Tiomin and independent third-parties determined that the transactions were fair to the shareholders of Tiomin.

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To find out more about Tiomin Resources Inc., please visit the company's website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

SUPPL

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

RECEIVED 2009 MAR 25 A 6:

TIOMIN REPORTS 2008 AUDITED FINANCIAL RESULTS

TORONTO - March 13, 2009 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) reports that for the year ended December 31, 2008, it had a loss of $9,120,000 or $0.02 per share compared to a loss of $7,930,000 or $0.02 for the same period in 2007.

Tiomin continues to protect its capital and ended the year with a strong cash position of $19.3 million and working capital of $20 million. Tiomin has significant funds available for its projects, a strong management team, and is actively reviewing investment, merger and acquisition opportunities. During the past 18 months the Company reviewed approximately 30 investment opportunities which resulted in the addition of Pukaqaqa Sur property to the Peru joint venture with Milpo; the acquisition of Radiant Resources Inc.; the investments totaling 33.5% of Kivu Gold Corp.; and a proposed merger arrangement with Cadiscor Resources Inc., which was subsequently cancelled. Tiomin remains focused on increasing shareholder value in a difficult market.

Company Highlights

- Kenya and Jinchuan:
  Tiomin continues to work with Jinchuan Group Limited ('Jinchuan') of China and the Government of Kenya ('GoK') to develop the Kwale Mineral Sands Project ('Kwale' or 'the project') in Kenya. On July 28, 2008, Tiomin and Jinchuan entered into a Memorandum of Understanding ('MOU'), whereby Jinchuan will acquire 70% of Tiomin Kenya Ltd. ('TKL') by investing US$25 million into TKL, a wholly owned subsidiary of Tiomin that owns 100% of the Kwale. Jinchuan's investment will entitle it to a 70% interest in TKL and through its shareholding, the project. Under the terms of the MOU, Jinchuan will procure all financing, on normal commercial terms, to develop Kwale. Jinchuan has been providing monthly funding since November 2008 as consideration for extending the MOU. A special meeting of shareholders is required to approve the transaction.

  Although Kwale still remains in *Force Majeure* from December 12, 2006, Tiomin is confident that, with Jinchuan's involvement and commitment to develop the project, the Government of Kenya ('GoK') will complete the steps required by international financiers and Jinchuan to secure debt financing for Kwale.

  Robert Jackson, President and CEO, said "We are delighted that Jinchuan remains committed to the project at a time when about US$50 billion worth of mining projects have been cancelled globally. The GoK is almost finished and Jinchuan expects to complete an updated technical review by the third quarter, which will give us a final decision on whether to proceed".

- Radiant Resources Investment:
  On September 26, 2008 Tiomin issued approximately 28.898 million common shares to acquire 100% of Radiant Resources Inc. ('Radiant'). Radiant has a portfolio of exploration properties in the Altay Shan mineral belt in Xinjiang, northwestern China, in an area with a known history of mining activity. Subsequent to Tiomin's acquisition of Radiant its 'Chinese-Foreign Co-operative Joint Venture' company Xinjiang Pacific Resources Corporation ('XPR') continued exploration work.

  Due to changing market conditions and other strategic priorities the Company's management decided, on February 18, 2009, to suspend further exploration activities in the area. As a result, charges for impairment in value of mineral properties and deferred exploration of $2.144 million and $3.085 million were recorded effective December 31, 2008. The Company is actively seeking

another joint venture partner or other investor in order to obtain future value from the XPR investment.

Jackson commented, "The decision to suspend activities in China was extremely difficult and driven by the speed and degree of changes in external factors in the global economy that we do not control. We really liked the exploration potential in Xinjiang but felt it was better to preserve the capital than continue to spend there".

- Kivu Gold Corp.
  Tiomin invested $2 million in the first quarter of 2008 and another $1,424,375 in February 2009 increasing its ownership to 33.5% as discussed in the press release of February 20, 2009. Based on the most recent valuation analysis and the general decline in exploration company values, the Company, at December 31, 2008, recorded an impairment charge of $1.14 million against its original investment in Kivu Gold Corp. (Kivu').

- Pukaqaqa Project in Peru
  In the first quarter of 2008 Tiomin invested approximately $0.9 million to acquire a 49% interest in the Pukaqaqa South property consistent with its joint venture agreement with Compania Minera Milpo S.A. ('Milpo'). As a result of the decrease in copper prices and general market conditions, Milpo and the Company deferred the development of the exploration plan until later in 2009.

Results of Operations
(Expressed in thousands of Canadian dollars)

Twelve months ended December 31	2008	2007
Loss before interest and amortization	9,763	8,807
Loss before income tax	9,120	7,930
Loss per share	0.02	0.02
Total assets	61,268	68,184
Working capital	19,964	29,135
Mineral properties	9,816	8,915
Deferred exploration and development	27,046	27,063
Share Capital:		
Outstanding (000's of shares)	476,614	445,365
Warrants (000's)	103,385	98,438
Options (000's)	44,764	35,995

Cash Flow and Liquidity

At December 31, 2008 the Company had a working capital surplus of $19,964,000, compared to $29,135,000 at December 31, 2007. Tiomin's net cash used for the year ended December 31, 2008 was $10,046,000 and $5,121,000 for the same period in 2007. With the current issues in the financial markets, it is important to note that the Company's treasury investment strategy ensured it was never exposed to asset backed commercial papers or sub-prime mortgages.

During the year ended December 31, 2009 the Company invested $2,148,000 into Freegold Ventures Limited ('Freegold') as a short term investment, which matured on January 15, 2009. Due to the economic downturn

Freegold was unable to repay the loan. The senior US lender extended the loan to July 15, 2009 to enable Freegold to complete various NI 43-101 studies on its gold resources. The completed studies should assist Freegold to raise money and repay Tiomin and the US lender. The Company also invested $2,000,000 into Kivu during 2008.

During the year ended December 31, 2008, the Company did not issue any shares for cash.

The information above should be reviewed in conjunction with the Company's audited consolidated financial statements, management discussion and analysis, and the annual information form for the year ended December 31, 2008 that will be available shortly on www.sedar.com and www.tiomin.com.

About Tiomin Resources Inc.

Tiomin is enhancing shareholder value by the acquisition, exploration and development of industrial mineral, precious and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns approximately 18.5% of Tiomin.

Tiomin currently has four main assets:

1) Approximately $17.3 million of working capital (after the Feb. 20th Kivu Gold Corp. investment);
2) 49% interest in the Pukaqaqa copper and gold project in Peru;
3) 100% interest in the Kwale titanium project in Kenya; and
4) 33.5% interest in Kivu Gold Corporation, a mineral exploration focused on sub-Saharan Africa.

Tiomin's share price currently only reflects the value of its working capital position and it receives no value for its other assets in Peru, Kenya or Kivu.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com or review the documents filed on www.sedar.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com Phone: 416-350-3779, ext. 231

Bruce Ramsden, VP Finance and CFO
E-Mail: bramsden@tiomin.com Phone:416-350-3779, ext. 232

SUPPL

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN SCHEDULES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS FOR May 26, 2009

TORONTO – March 5, 2009: The Board of Directors of Tiomin Resources Inc. (TSX:TIO) ("Tiomin") has called an annual and special meeting of the shareholders of Tiomin to be held on May 26, 2009 (the "Meeting"). The Meeting has been called as Tiomin's annual and special meeting and also in response to a requisition made pursuant to section 143 of the Canada Business Corporations Act.

Jaguar Financial Corporation ("Jaguar") previously requisitioned a meeting of Tiomin's shareholders for the purpose of removing the current Board of Directors of Tiomin and electing a slate of directors to be proposed by Jaguar. Jaguar's alternate slate of directors will be considered by shareholders at the Meeting, along with management's proposed slate of directors. At this time, an alternative slate of directors has not been proposed by Jaguar.

At the Meeting, shareholders will also be asked to approve and ratify Tiomin's shareholder rights plan agreement between Tiomin and Computershare Investor Services Inc. (the "Rights Plan"), which Tiomin previously announced on December 10, 2008. The Rights Plan is designed to encourage fair treatment of shareholders in connection with any take-over bid for Tiomin and to provide the Board of Directors with more time to consider any unsolicited take-over bid for Tiomin and pursue, if appropriate, other value enhancing alternatives to allow shareholders to receive full and fair value for Tiomin's common shares. A copy of the Rights Plan is available on Tiomin's website at www.tiomin.com and on SEDAR at www.sedar.com.

About Tiomin Resources Inc.

Tiomin is enhancing shareholder value by the acquisition, exploration and development of industrial mineral, precious and base metal projects. Jinchuan, one of China's largest mining companies, owns approximately 18.7% of Tiomin.

Tiomin has four main assets:

1) approximately $17.3 million of working capital (after the Feb. 20th Kivu Gold Corp. investment);
2) 49% interest in the Pukaqaqa copper and gold project in Peru;
3) 100% interest in the Kwale titanium project in Kenya; and
4) 33.5% interest in Kivu Gold Corporation, a mineral exploration focused on sub-Saharan Africa.

Tiomin's share price currently only reflects the value of its working capital position and it receives no value for its other assets in Peru or Kenya. Tiomin has an outstanding memorandum of understanding with Jinchuan whereby Jinchuan would acquire 70% of Tiomin Kenya Limited ('TKL') a wholly owned subsidiary of Tiomin that owns 100% of the Kwale titanium project, for US$25 million invested into TKL and a commitment to finance and build the project, 70%.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

TIOMIN RESOURCES INC.

RECEIVED MAR 25

News Release (TSX: TIO)

TIOMIN INVESTS IN KIVU GOLD CORP.

TORONTO – February 20, 2009: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') is pleased to announce in furtherance to its news release dated January 14, 2009 that it has completed its further investment in Kivu Gold Corporation ('Kivu') by way of private placement of $1,424,375 worth of common shares of Kivu at a price of $0.215 per Kivu common share (the 'Investment'), thereby increasing its ownership from approximately 16.9% to approximately 33.5% of the outstanding common shares of Kivu. Subscribers to the Kivu private placement, other than Tiomin, including a director of the Company, purchased an additional 1,475,116 Kivu common shares for aggregate proceeds to Kivu of approximately $317,150.

Kivu is an exploration company focusing on sub-Saharan Africa. Kivu is controlled by the directors and officers of Tiomin. On February 14, 2008 the Company completed its first investment in Kivu, when it acquired 4,000,000 common shares of Kivu, or approximately 16.9% of the then 23,630,000 issued and outstanding common shares of Kivu. Non-related directors of Tiomin approved the initial investment based on their review and analysis, which included receiving an independent fairness opinion.

As a result of the Investment, the Company now owns 10,625,000 Kivu common shares or approximately 33.5% of Kivu. The directors, officers and employees of Tiomin hold 12,550,000 common shares of Kivu, of which 10,000,000 common shares of Kivu are held by Jean-Charles Potvin, the Chairman of Tiomin, and 1,250,000 common shares of Kivu are held indirectly by Bob Jackson, the President and CEO of Tiomin, who are also directors of Kivu.

Scott Wilson Roscoe Postle Associates Inc. completed a report entitled "Valuation of the Exploration Properties of Kivu Gold Corporation" dated December 31, 2008 and an independent fairness opinion was obtained from Fraser Mackenzie Limited that the Investment is fair from a financial point of view to the shareholders of the Company.

In accordance with the rules of the Toronto Stock Exchange, the Company's Investment in Kivu was approved by the independent members of the Company's board of directors.

Bob Jackson, President and CEO of the Company, commented that "the increased investment in Kivu Gold Corp. is consistent with the Company's strategy to actively and diligently pursue exploration and investment opportunities to enhance shareholder value. The Investment will fund promising exploration activities on the target properties in 2009."

Although the Company's Investment in Kivu was a related party transaction, the completion thereof was not subject to the shareholders meeting and valuation requirements of Multilateral Instrument 61-101 as the fair market value of the Investment did not exceed 25% of the market capitalization of the Company.

To find out more about Tiomin Resources Inc., please visit the company's website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.